Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Unless context otherwise requires, all references herein to “we,” “us,” “our” or the “Company” refer to MaxsMaking Inc. and its subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below. All amounts included herein with respect to the six months ended April 30, 2025 and 2024 are derived from our unaudited consolidated financial statements included in this filing. Our financial statements are prepared in accordance with U.S. GAAP.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for our products;

●	our ability to effectively manage inventories;

●	our ability to compete effectively;

●	our dependence on a small number of suppliers for a substantial portion of our supplies;

●	our dependence on a limited number of customers for a substantial portion of our revenues;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to acquire sufficient raw materials and certain products and obtain equipment and services from our suppliers in suitable quantity and quality;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the customized goods industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities; and

●	fluctuations in foreign currency exchange rates.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this filing relate only to events or information as of the date on which the statements are made in this filing. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. Our group consists of various subsidiaries that specialize in different aspects of our businesses, including digital production, software development, product design and brand management, online sales and international trade.

We commenced our operations through Shanghai Alliance Industry Co., Ltd. in 2007 under the leadership of our founders, Mr. Xiaozhong Lin and Ms. Xuefen Zhang, and have been operating our two digital production plants in China, located in Yiwu, Zhejiang Province and Zhumadian, Henan Province with an aggregate of 4,192 square meters. Our principal executive offices are located in Shanghai where we focus on software development, design and brand management. We seek to strengthen our market position by fostering our close collaborative relationships with customers, prioritizing the development of brand marketing and improving our small-batch customization capacity.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to increase small batch customization orders

For a manufacturer specializing in customized goods, the increase in small batch customization orders is an important driver for business growth and profit acquisition. Our sales revenue is directly influenced by customer decisions regarding the adoption of small batch or large batch customization procurement. Therefore, it is critical to not only be able to attract more small batch customization customers but also to maintain flexibility in production plans. Our ability to adapt to fluctuations in order volume and meet unstable demands ensures a responsive approach. Continuous monitoring over market trends and quick adjustments to production plans further enable us to meet customer needs while minimizing inventory backlog or avoiding insufficient production.

Our ability to expand our product offering

In the realm of customized goods manufacturing, the design and development of new products hold profound significance. The visual appeal, color schemes, and styles of newly introduced products play a pivotal role in determining customer preferences and their likelihood to place orders. The quantity and expediency of new product offering also directly impact customer loyalty and the potential for repeat purchases across various product categories. This underscores the importance of a proactive approach to designing and launching new products, enhancing the company’s engagement with customers.

Our ability to effectively manage our supply chain

The efficacy of our supply chain management is paramount to our operations. As a manufacturer specializing in personalized goods, the establishment and maintenance of a reliable supply chain are imperative. We have focused on cultivating stable and trustworthy relationships with our suppliers and engaged in diligent oversight of the raw material supply chain to ensure the punctual receipt of materials. In addition to supplies, we also strive to ensure the timely fulfilment and delivery of our products to customers. Any failure to effectively manage our supply chain may adversely impact our results of operations.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Results of Operations

The following table summarizes our consolidated results of operations for the six months ended April 30, 2025 and 2024. This information should be read together with our unaudited consolidated financial statements and related notes. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended April 30,		Change
	2025	2024	Amount	%
Revenue	$12,404,234	$9,734,003	2,670,231	27.43%
Cost of sales	(11,061,783)	(7,751,700)	(3,310,083)	42.70%
Gross profit	1,342,451	1,982,303	(639,852)	(32.28)%

Operating expenses
Selling expenses	(293,041)	(306,224)	13,183	(4.31)%
General and administrative expenses	(416,039)	(314,290)	(101,749)	32.37%
Research and development expenses	(458,025)	(298,381)	(159,644)	53.50%
Total operating expenses	(1,167,105)	(918,895)	(248,210)	27.01%
Income from operations	175,346	1,063,408	(888,062)	(83.51)%

Other income (expense)
Interest income	135	326	(191)	(58.59)%
Interest expense	(84,275)	(69,615)	(14,660)	21.06%
Other income, net	42,771	14,848	27,923	188.06%
Other expense, net	(17,126)	(11,713)	(5,413)	46.21%
Exchange gains	57,949	11,614	46,335	398.96%
Total other expenses, net	(546)	(54,540)	(53,994)	(99.00)%
Income before income tax provision	174,800	1,008,868	(834,068)	(82.67)%
Income tax benefit (expense)	370	(25,006)	25,376	(101.48)%
Net income	175,170	983,862	(808,692)	(82.20)%

Revenue

Our revenue is reported net of all value added taxes (“VAT”). We generate revenue primarily from sales of customized backpacks, shopping bags, aprons, tablecloths, and other consumer goods.

The following table sets forth the breakdown of our revenues by geography for the periods indicated.

	For the Six Months Ended April 30, 2025		For the Six Months Ended April 30, 2024
	Sales	As % of	Sales	As % of	Change
Country/Region	Amount	Sales	Amount	Sales	Amount	%
Mainland China	$11,459,301	92.38%	$7,544,314	77.50%	$3,914,987	51.89%
Asia (excluding mainland China)	371,784	3.00%	1,556,241	15.99%	(1,184,457)	(76.11)%
North America	59,069	0.48%`	123,884	1.27%	(64,815)	(52.32)%
Europe	427,115	3.44%	499,126	5.13%	(72,011)	(14.43)%
Oceania	39,715	0.32%	7,970	0.08%	31,745	398.31%
South America	11,634	0.09%	2,468	0.03%	9,166	371.39%
Africa	35,616	0.29%	-	-%	35,616	100.00%
Total	$12,404,234	100%	$9,734,003	100%	$2,670,231	27.43%

Compared with the six months ended April 30, 2024, our revenue for the six months ended April 30, 2025 increased by approximately $2.67 million, or 27.43%, which was primarily attributable to an approximately $3.91 million increase in sales in mainland China, and partially offset by the decrease of approximately $1.18 million in sales in Asia (excluding mainland China). The increase in revenue in mainland China and the decrease in other Asian markets were mainly due to uncertainties in overseas markets, where customers’ demand and consumption prospects remained relatively weak, leading the company to strengthen its domestic sales initiatives, such as increasing participation in trade fairs and promotional events, expanding direct marketing and business negotiations with key customers, and adopting more competitive pricing to strengthen its market position in mainland China.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials, (ii) sale taxes and additional surcharges, (iii) labor costs, production overhead and (iv) other costs related to business operation.

Our cost of revenue increased by approximately 42.7% from approximately $7.75 million for the six months ended April 30, 2024 to approximately $11.06 million for the six months ended April 30, 2025, which was primarily due to the increase in raw material cost and labor cost, as well as the effect of our strategic shift to a volume-driven model, which resulted in higher sales volume and corresponding higher production expenses.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended April 30, 2025 and 2024, our gross profit was approximately $1.34 million and approximately $1.98 million, respectively, and our gross profit margin was 10.82% and 20.36%, respectively. The decrease in gross profit margin was primarily due to (i) an increase in raw material cost and labor cost, and (ii) our strategic shift toward a volume-driven model, which prioritizes market share growth over near-term margins.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the six months ended April 30, 2025 and 2024.

	For the Six Months Ended April 30,		Change
	2025	2024	Amount	%
Selling expenses	$(293,041)	$(306,224)	$13,183	(4.3)%
General and administrative expenses	(416,039)	(314,290)	(101,749)	32.37%
Research and development expenses	(458,025)	(298,381)	(159,644)	53.50%
Total operating expenses	$(1,167,105)	$(918,895)	$(248,210)	27.01%

Selling Expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff (ii) traveling costs of sales and marketing staff, (iii) freight and vehicle expenses, and (iv) others, such as office costs and lease payment for sales office.

Our selling expenses decreased by approximately $13,000, or 4.3%. The decrease is mainly due to the reduction in employee salaries.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) professional fees, which primarily include legal, accounting and consulting fees we paid in connection with our initial public offering and as a public company; (iii) lease expenses relating to leased properties used for administrative purposes; (iv) utilities for administrative purposes; (v) entertainment expenses used for business operation; (vi) bad debt and fixed assets depreciation (vii) others, which primarily include freight, traveling, conference expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by approximately $102,000, or 32.37%, from approximately $314,000 for the six months ended April 30, 2024 to approximately $ 416,000 for the six months ended April 30, 2025, which was primarily due to an increase in the bad debt expense of approximately $95,000, as a result of the slow collection of accounts receivable.

Research and Development Expenses

Research and development expenses mainly comprise cost of materials used for experiment, employee costs and other daily expenses related to research and development activities.

Our research and development expenses increased by approximately $160,000, or 53% from approximately $298,000 for the six months ended April 30, 2024 to approximately $458,000 for the six months ended April 30, 2025, which was primarily attributable to the research and development of five projects related to technologies for production processes.

Other Income (Expenses)

Other income (expenses) primarily consists of: (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) penalties, overdue fee and other operating related losses; (iii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; and (iv) foreign exchange gains.

Our total other expenses decreased by 99% from approximately $54,000 to approximately $500, which was primarily due to an increase of approximately $26,000 in foreign exchange gains due to foreign exchange fluctuations, as well as an increase of approximately $27,000 in government grants.

Income Tax Expenses

British Virgin Islands (“BVI”)

MaxsMaking Inc. (the “Company”) is incorporated in the BVI Islands. Under the current laws of the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, the Company’s PRC subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax at a rate of 25% on their worldwide taxable income as determined under PRC tax laws and accounting standards.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Zhejiang Alliance Arts and Crafts Co., Ltd. and Shanghai Lvzao Intelligent Technology Co., Ltd., were each qualified as a HNTE in the year of 2022 and 2024, respectively.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao Intelligent Technology Co., Ltd., was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Our income tax benefit was $370 for the six months ended April 30, 2025, and income tax expense was $25,006 for the six months ended April 30, 2024. The variation from the six months ended April 30, 2024 to the six months ended April 30, 2025 was due to our decreased taxable income and increase in recognition of a deferred tax asset. (see Note 13 of the consolidated financial statements incorporated in this filing for details)

Net Income

As a result of the foregoing, our net income decreased by approximately 82%, from approximately $0.98 million for the six months ended April 30, 2024 to net income of approximately $0.18 million for the six months ended April 30, 2025.

Liquidity and Capital Resources

As of April 30, 2025, we had approximately $0.18 million in cash. Our cash primarily consists of cash in bank and other monetary funds. Our principal source of cash came from our operation, net proceeds from our initial public offering, bank loans and loans from third party. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operations, bank loans, and financial support from our principal shareholders or investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of April 30, 2025, we had outstanding short-term bank loans of approximately $2.17 million, composed of $1.22 million from Ningbo Bank, with a fixed interest rate of 4% per annum, $0.11 million from Zhejiang Mintai Commercial Bank, with a fixed interest rate of 8.7% per annum, and $0.84 million from Zhejiang Yiwu Rural Commercial Bank, with a fixed interest rate of 5% per annum. We had outstanding long-term bank loans of approximately $1.51 million, including $1.38 million from Zhejiang Yiwu Rural Commercial Bank, with a fixed interest rate of 3.6% per annum, and $0.13 million from China Construction Bank, with a fixed interest rate of 3.9% per annum. We also had outstanding loans from third party individuals of approximately $0.33 million, which bore no interest and had no repayment terms. Beside the above loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Working Capital. Total working capital as of April 30, 2025 amounted to approximately $8.83 million, compared to approximately $9.1 million as of October 31, 2024.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended April 30,
	2025	2024
Net cash provided by/(used in) operating activities	$846,926	$(1,727,445)
Net cash used in investing activities	(53,810)	(9,027)
Net cash (used in)/provided by financing activities	(781,442)	1,829,308
Effect of exchange rate changes on cash held in foreign currencies	(492)	1,404
Net increase in cash	11,182	94,240
Cash at beginning of the period	174,825	132,150
Cash at end of the period	$186,007	$226,390

Operating Activities

For the six months ended April 30, 2025, our net cash provided by operating activities was approximately $0.85 million, as compared to approximately $1.72 million net cash used in operating activities for the six months ended April 30, 2024, which was primarily attributable to (i) an increase of approximately $1.44 million in amount due to related party, resulting from a strengthened management of cash expenditures and (ii) a decrease of approximately $0.95 million in prepayments and other current assets, resulting from the decrease in prepayment to suppliers of Zhumadian City Haoyi Craft Products Co., Ltd., mainly offset by (i) an increase in deferred tax assets of approximately $0.96 million; and (ii) an increase in deferred financing cost of approximately $0.94 million due to professional fees related to the IPO.

For the six months ended April 30, 2024, our net cash used in operating activities was approximately $1.7 million, which was primarily attributable to a net income of approximately $0.98 million, as mainly offset by (i) a decrease in account receivables of approximately $1.7 million due to a decrease in revenue; (ii) a decrease in deferred financing cost of approximately $0.65 million due to professional fees relating to the IPO; and (iii) a decrease of approximately $0.38 million in contract liability.

Investing Activities

For the six months ended April 30, 2025, our net cash used in investing activities was $ 53,810, which was attributable to purchases of property and equipment.

For the six months ended April 30, 2024, our net cash from investing activities was approximately $9,027, which was attributable to purchases of property and equipment.

Financing Activities

For the six months ended April 30, 2025, our net cash used in financing activities was approximately $0.78 million, which was attributable to (i) repayments of bank borrowings of approximately $0.65 million; and (ii) repayments of borrowings to third parties of approximately $0.25 million, partially offset by proceeds from bank borrowings of approximately $0.12 million.

For the six months ended April 30, 2024, our net cash provided by financing activities was approximately $1.83 million, which was attributable to (i) proceeds from bank borrowings of approximately $2.67 million; (ii) proceeds from third party borrowings of approximately $0.24 million, and (iii) capital from contribution approximately $0.07 million; partially offset by (i) repayments of borrowings bank of approximately $0.42 million; and (ii) repayments of borrowings to third parties of approximately $0.73 million.

Contractual Obligations

The following table sets forth our contractual obligations as of April 30, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans(1)	$2,173,189	$2,173,189	—	—
Operating lease obligations(2)	103,965	97,190	6,775	—
Loan-term bank loans(3)	1,505,957	—	1,381,676	124,281
Total	$3,783,111	$2,270,379	$1,388,451	124,281

(1)	As of April 30, 2025, the Company had outstanding short-term bank loans of approximately $2.17 million (see Note 9 of the consolidated financial statements for details).

(2)	As of April 30, 2025, the Company had operating lease commitment of approximately $0.10 million (see Note 8 of the consolidated financial statements for details).

(3)	As of April 30, 2025, the Company had outstanding long-term bank loans of approximately $1.51 million (see Note 14 of the consolidated financial statements for details).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of April 30, 2025.

Research and Development, Patents and Licenses, etc.

Technology plays a crucial role in reducing costs and increasing efficiency and profitability in the customized goods industry. Investing in production technology and product research and development is critical to our growth and success. Since our inception, we have placed a high value on research and development and have utilized the talent resources in Shanghai to recruit highly skilled professionals who drive our research efforts. Currently we have included 3D design system related to product design, automated order processing system and intelligent production system related to digital manufacturing, as well as procurement, sales and inventory ERP management system related to refined management to our production. As of the date of this filing, as a result of our efforts, we had a total of 18 registered patents and 53 software copyrights. For the six months ended April 30, 2025 and the fiscal years ended October 31, 2024 and 2023, we invested $458,025, $559,048 and $740,800, respectively, in research and development and plan to continue increasing our investment in this area as our business expands.

Our commitment to research and development has earned us several accolades for our achievements. We have been recognized as a national high-tech enterprise, a technological enterprise in Zhejiang Province, and earned a certification for being a software enterprise and the registration of our software products, reflecting the ongoing success of our research and development initiatives. Our dedication to innovation and improvement is a key component of our strategy for long-term growth and competitiveness in the industry. In order to further improve our research and development capabilities, we plan to establish strategic partnerships with more large enterprises and cooperate with academic institutions.

We plan to focus research and development efforts on several areas, including but not limited to, improving our automatic design technology to enable quicker design and production of customized products based on customer requirements, implementing data analysis technology to better understand our customers’ needs and purchasing behavior and provide more accurate product recommendations and better services, continuously upgrading our intelligent production technology to achieve more efficient production and reduce costs, integrating virtual reality technology to provide customers with a better vision and feeling of their customized products and improve their purchase experience, and utilizing blockchain technology to ensure the security and confidentiality of customer information and design drawings.

Trend Information

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended April 30, 2025 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to our consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

We adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We recognize revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when we have negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and we are reasonably assured that funds have been or will be collected from the customer.

We generate revenue from production and sales of personalized goods including domestic sales and oversea sales. We typically receive purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that we must fulfill in order to recognize revenue.

Our contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other identifiable promises in the contracts for both domestic and oversea sales.

Performance obligation is fulfilled upon customers’ receipt and acceptance of the products for domestic sales (evidenced through delivery tickets with customers’ signatures), which is considered at point in time. For overseas customers, where the FOB (Free on Board) terms are applied, the insurance and freight costs shall be borne by the buyer. We recognize revenue upon the bill of lading date, which is considered at point in time. Revenue is reported net of all value added taxes (“VAT”). For domestic customers, we usually grant credit to customers with good credit standing with a maximum of 360 days and for oversea customers, 30%-70% payment is due upon receiving the booking confirmation or signing the contract. We offer customer warranty of 30 days for defective products that are beyond contemplated defective rate mutually agreed in contract with customers normally. We analyzed historical refund claims for defective products and concluded that they have been immaterial.

Accounts receivables, net

Accounts receivable is recognized initially at the original invoice amount and subsequently measured at amortized cost, net of an allowance for expected credit losses. We typically provide credit terms of up to 360 days to customers with sound creditworthiness.

The adequacy of the allowance for credit losses is assessed based on a combination of specific individual customer account analysis and historical collection experience. We recognize a provision for expected credit losses when there is evidence indicating a potential inability to collect the due amounts. This allowance reflects management's best estimate of specific losses on individual exposures, as well as a general provision based on historical collection trends.

Actual collections may differ from these estimates due to variations in the assessment of creditworthiness and changes in the economic environment. Balances of delinquent accounts are written off against the allowance for credit losses when management determines that collection is no longer probable.

Inventories, net

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.